Exhibit 99.1

TransCode Therapeutics Enters into Agreements for up to $20 Million Flexible Financing, Extending Company’s Runway into Late 2027/Early 2028

BOSTON, April 7, 2026 – TransCode Therapeutics, Inc. (NASDAQ: RNAZ, the “Company”), a clinical stage company pioneering immuno-oncology and RNA for the treatment of high risk and advanced cancer, today announced that it has entered into an agreement with an institutional healthcare investor for financing of up to $20 million. The arrangement comprises pre-paid advances of up to $6 million and a three-year Standby Equity Purchase Agreement (SEPA) providing the Company the right to sell up to $14 million of its common stock to the investor, subject to certain conditions.

“The financing agreement provides TransCode with financial flexibility and ensures that TransCode can maintain operational momentum as we conduct our Phase 2a trial for our lead clinical program, TTX-MC138,” said Dr. Philippe P Calais, Pharm.D., Ph.D., Chairman and CEO of TransCode. “This runway extension should enable the Company to complete the Phase 2a study and subsequently explore a strategic collaboration for the program,” said Tom Fitzgerald, CFO of TransCode.

About TTX-MC138

TTX-MC138 is a first-in-class therapeutic candidate designed to inhibit microRNA-10b, or miR-10b, a microRNA widely believed to be critical to the emergence and progression of many metastatic cancers. TransCode's Phase 0 clinical trial produced evidence of delivery of a radiolabeled version of TTX-MC138 to metastatic lesions and pharmacodynamic activity, even at a microdose of the drug candidate, suggesting a broad therapeutic window for TTX-MC138. In the Company’s Phase 1a clinical trial, TTX-MC138 met its safety endpoint and was well tolerated by patients. A Phase 2a clinical trial with TTX-MC138 is expected to begin in the second quarter 2026.

About the Financing Transaction

The pre-paid advance will be evidenced by convertible promissory notes priced at 95% of face value. TransCode will issue a $1 million principal amount note concurrently with the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, and, subject to certain closing conditions, will issue an additional $5 million principal amount note upon shareholder approval of the transaction as required by Nasdaq rules. The advance will accrue interest at a simple annual rate of 5% and may be converted into TransCode’s common stock.

Upon conversion or repayment of the convertible notes, TransCode at its option may sell up to $14 million of its common stock to the investor under terms specified in the financing agreement.

The financing agreement can be found in TransCode’s Form 8-K filed with the U.S Securities and Exchange Commission.

Tungsten Advisors acted as the Sole Placement Agent.

About TransCode Therapeutics

TransCode Therapeutics, Inc. is a clinical stage company pioneering immuno-oncology and RNA for the treatment of high risk and advanced cancer. The Company's lead therapeutic candidate, TTX-MC138, is focused on treating metastatic tumors that overexpress microRNA-10b, a unique, well-documented biomarker of metastasis. In addition, TransCode has a portfolio of other first-in-class therapeutic candidates designed to mobilize the immune system to recognize and destroy cancer cells.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements concerning TransCode’s technology and collaborations, statements concerning the therapeutic potential of TransCode’s TTX-MC138 and other therapeutic candidates, and statements concerning the expected proceeds from the financing. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the risks associated with drug discovery and development; the risk that the results of clinical trials will not be consistent with TransCode’s preclinical studies or expectations or with results from previous clinical trials; risks associated with the conduct of clinical trials; risks associated with TransCode’s financial condition and its need to obtain additional funding to support its business activities, including TransCode’s ability to continue as a going concern; risks associated with the timing and outcome of TransCode’s planned regulatory submissions; risks associated with obtaining, maintaining and protecting intellectual property; risks associated with TransCode’s ability to enforce its patents against infringers and defend its patent portfolio against challenges from third parties; risks of competition from other companies developing products for similar uses; risks associated with TransCode’s dependence on third parties; and risks associated with geopolitical events and pandemics, including the COVID-19 coronavirus and military actions. For a discussion of these and other risks and uncertainties, and other important factors, any of which could cause TransCode’s actual results to differ from those contained in or implied by the forward-looking statements, see the section entitled “Risk Factors” in TransCode’s Annual Report on Form 10-K for the year ended December 31, 2024, as well as discussions of potential risks, uncertainties and other important factors in any subsequent TransCode filings with the Securities and Exchange Commission. All information in this press release is as of the date of this release; TransCode undertakes no duty to update this information unless required by law.

For more information and partnering opportunities, please contact:

TransCode Therapeutics, Inc.
Tania Montgomery, VP of Business Development
tania.montgomery@transcodetherapeutics.com